FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 July 2011

HSBC BANK CANADA
SECOND QUARTER AND FIRST HALF 2011 RESULTSW

·	Profit attributable to common shareholders was C$191m for the quarter ended 30 June 2011, an increase of 7.3% over the same period in 2010.

·	Profit attributable to common shareholders was C$333m for the half-year ended 30 June 2011, an increase of 7.1% over the same period in 2010.

·	Return on average common equity was 21.3% for the quarter ended 30 June 2011 and 19.0% for the half-year ended 30 June 2011 compared with 21.6% and 18.9% respectively for the same periods in 2010.WW

·	The cost efficiency ratio was 50.9% for the quarter ended 30 June 2011 and 54.0% for the half-year ended 30 June 2011 compared with 48.7% and 50.3% respectively for the same periods in 2010.

·	Total assets were C$81.5bn at 30 June 2011 compared with C$79.1bn at 30 June 2010.

·	Total assets under administration increased to C$32.3bn at 30 June 2011 from C$29.4bn at 30 June 2010.

·	Tier 1 capital ratio of 13.3% and a total capital ratio of 16.0% at 30 June 2011 compared to 13.0% and 15.6% respectively at 30 June 2010, and 13.3% and 16.0% respectively at 31 December 2010.WW

W  Results are based on the unaudited financial statements for the period, prepared in accordance with International Financial Reporting Standards ("IFRS"), which the bank adopted on 1 January 2011. All comparative figures, which were previously reported under Canadian generally accepted accounting principles, have been restated to conform with IFRS. Please refer to the unaudited financial statements and notes in our Second Quarter 2011 Interim Report.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

WW Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions ("OSFI") in accordance with Basel II capital adequacy framework.

Financial Commentary

Overview

HSBC Bank Canada recorded profit for the period of C$208m for the second quarter of 2011, an increase of C$8m, or 4.0% compared with C$200m for the second quarter of 2010. Profit for the first half of 2011 was C$368m, an increase of C$14m, or 4.0% compared with C$354m for the first half of 2010. Profit attributable to common shareholders was C$191m for the second quarter of 2011, and C$333m for the first half of the year, increases of C$13m, or 7.3%, and C$22m, or 7.1%, respectively over the same periods in 2010. This increase in profits in 2011 was primarily due to lower loan impairment charges and higher fee income, partially offset by lower net interest income and increased operating expenses.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"Thanks to HSBC Bank Canada's strong business fundamentals, lower loan impairment charges and higher fee income, we continued to deliver solid operating results in the second quarter. Once again we focused on building on our global capabilities through the HSBC Group to meet our customer needs, and maintaining strong capital and liquidity levels."

Analysis of Consolidated Financial Results for the Second Quarter of 2011

Net interest income for the second quarter of 2011 was C$390m, compared with C$410m for the second quarter of 2010, a decrease of C$20m, or 4.9%. On a year-to-date basis, net interest income was C$772m in 2011, compared with C$804m in 2010, a decrease of C$32m, or 4.0%. The decrease was primarily due to lower loan volumes, resulting from reduced commercial borrowings and consumer finance receivables, and spread compression on deposits resulting from competitive pressures, partially offset by the benefit from increases in Bank of Canada interest rates which impacted the bank's prime rate-based assets.

Net fee income for the second quarter of 2011 was C$162m, compared with C$158m for the second quarter of 2010, an increase of C$4m, or 2.5%. On a year-to-date basis, net fee income was C$325m in 2011, compared with C$304m in 2010, an increase of C$21m, or 6.9%. The increase was primarily due to higher fees from credit facilities and funds under management, partially offset by lower credit insurance income.

Net trading income for the second quarter of 2011 was C$36m, compared with C$61m for the second quarter of 2010, a decrease of C$25m, or 41%. On a year-to-date basis, net trading income was C$73m in 2011, compared with C$97m in 2010, a decrease of C$24m, or 24.7%. The main factor contributing to the decrease compared to the prior year was a C$21m recovery in the second quarter of 2010 of previously recorded losses upon the disposal of substantially all of the bank's non-bank Canadian asset-backed commercial paper ("ABCP") portfolio.

Net gain/(loss) from financial instruments designated at fair value. The bank records certain subordinated debentures, deposits and liabilities at fair value. Credit spreads continued to narrow in the second quarter of 2011, resulting in an increase in the fair value of these balances and a reduction to earnings. However, this was more than offset by a gain on the economic hedge of the interest rate risk exposure on the debt, resulting in a net gain of C$2m in the period, compared with a gain of C$13m in the same quarter in 2010. In 2011, on a year-to-date basis, due primarily to the narrowing of credit spreads, financial instruments designated at fair value incurred a loss of C$6m, compared with a gain of $5m in the same period in 2010.

Gains less losses from financial investments for the second quarter of 2011 were C$4m, compared with C$5m for the second quarter of 2010. On a year-to-date basis, gains less losses from financial investments were C$20m in 2011, compared with C$8m in 2010, an increase of C$12m, or 150%. The increase in the year-to-date period was due to the gains recognized in the first quarter of 2011 from the disposal of the bank's available-for-sale preferred share portfolio, combined with higher gains from the sale of certain government bonds and bank debt securities in the first and second quarters of 2011.

Other operating income for the second quarter of 2011 was C$25m, compared with C$43m for the second quarter of 2010, a decrease of C$18m, or 41.9%. On a year-to-date basis, other operating income was C$65m in 2011, compared with C$85m in 2010, a decrease of C$20m, or 23.5%. The decrease was primarily due to a C$17m charge in the current quarter resulting from a decrease in the fair value of certain investment properties.

Loan impairment charges and other credit risk provisions of C$31m were recorded in the second quarter of 2011 compared with C$72m for the second quarter of 2010, a decrease of C$41m, or 56.9%. On a year-to-date basis, loan impairment charges and other credit risk provisions were C$80m, compared with C$141m in 2010, a decrease of C$61m, or 43.3%. The decrease in loan impairment charges in 2011 compared with 2010 was due to lower volumes in the bank's commercial loan portfolio, reduced levels of individually assessed impairment charges, primarily in the energy, wholesale and retail trade sectors, and a release of collective impairment provisions in the retail banking, commercial and consumer finance portfolios due to improved credit quality and lower loan volumes.

Total operating expenses for the second quarter of 2011 were C$315m, compared with C$336m for the second quarter of 2010, a decrease of C$21m, or 6.3%. On a year-to-date basis, total operating expenses were C$674m in 2011, compared with C$656m in 2010, an increase of C$18m, or 2.7%. Employee compensation and benefits increased by C$18m in the quarter and C$46m in the year-to-date period, partially due to an increase in the post-retirement benefits expense as a result of enhancements to certain of the bank's pension plans, combined with increases in commission expenses due to higher fee revenues, higher full-time salaries and restructuring costs associated with certain efficiency-driven initiatives. General and administrative expenses decreased by C$46m in the quarter and C$36m in the year-to-date period due to a recovery of fees from an HSBC affiliate with respect to prior years. Amortization and impairment of intangible assets increased by C$8m in the quarter and C$9m in the year-to-date period as a result of a write-off of certain internally-developed software costs.

Income tax expense. The effective tax rate in the second quarter of 2011 was 24.1%, compared with 29.1% in the second quarter of 2010. For the year-to-date period in 2011, the effective tax rate was 26.0%, compared with 30.0% in 2010. The decrease in the current quarter and the year-to-date period was largely due to a reduction in statutory tax rates and the recovery of fees from an HSBC affiliate with respect to prior years which are not taxable.

Statement of Financial Position

Total assets at 30 June 2011 were C$81.5bn, an increase of C$3.4bn from 31 December 2010, primarily due to a C$1.4bn increase in trading assets and a C$1.8bn increase in financial investments. Liquidity remained strong, with C$28.4bn of cash and balances at central banks, items in the course of collection from other banks, trading assets, loans and advances to banks and financial investments at 30 June 2011, compared with C$26.1bn at 31 December 2010. Loans and advances to customers increased to C$45.5bn from C$45.2bn at 31 December 2010, primarily due to an increase in the balance of reverse repurchase agreements with customers. Excluding repurchase agreements, loans and advances to customers decreased by C$0.4bn, as our commercial customers continued to deleverage their balance sheets.

Gross impaired loans were C$718m, a decrease of C$80m compared with C$798m at 31 December 2010, and were C$216m lower than at 30 June 2010. Total impaired loans net of specific allowances for credit losses were C$515m at 30 June 2011, compared with C$571m at 31 December 2010. Total impaired loans includes C$60m (31 December 2010 - C$117m) of Consumer Finance loans, for which impairment is assessed collectively. The collective allowance applicable to Consumer Finance loans was C$89m compared with C$148m at 31 December 2010. The total collective allowance was C$332m compared with C$400m at 31 December 2010.

Total customer accounts of C$45.5bn at 30 June 2011 were unchanged from 31 December 2010.

Debt securities in issue increased to C$15.3bn at 30 June 2011 from C$14.8bn at 31 December 2010, primarily due to an increase in wholesale term deposits.

Business Performance in the Second Quarter of 2011

Retail Banking and Wealth Management

In November 2010, our parent company announced that, with effect from March 2011, within the context of the customer group/global business view of HSBC Group's performance, Retail Banking and Wealth Management would be managed as a single customer group. The business comprises the former Personal Financial Services, together with Global Asset Management being transferred from Global Banking and Markets to this new single business. Commentary in this news release related to Retail Banking and Wealth Management reflects the change in structure, and all prior periods presented have been restated on that basis.

The Retail Banking and Wealth Management business continued to focus on becoming the leading international premium bank in Canada, offering our premium customers global connectivity through innovative products, providing them access to emerging market exposure and deepening our relationships with them through proposition based product packages and pricing.

Profit before income tax expense was C$48m for the second quarter of 2011, compared with C$24m for the second quarter of 2010. On a year-to-date basis, profit before income tax expense was C$62m in 2011, compared with C$37m in 2010. The current quarter's results include a recovery of fees from an HSBC Group affiliate with respect to prior years of C$28m, partially offset by a C$7m write-off of internally-developed software costs, while the second quarter 2010 results included a $7m recovery of previously recorded losses on non-bank ABCP. When excluding the impact of these items, the increase in quarterly and year-to-date profit is mainly due to strong sales and higher client trading volumes in the wealth management business, lower loan impairment charges due to a release of collective impairment provisions resulting from improved credit quality, and higher net interest income resulting from a re-pricing initiative and higher loan fees. These were partially offset by an increase in operating expenses resulting from higher pension and benefit costs, combined with certain restructuring costs incurred.

Commercial Banking

The Commercial Banking business continued to focus on its position as the Best Bank for Small Business through our Business Direct strategy and as the Leading International Bank for business by continuing to strengthen our cross border capabilities, particularly through our investment to grow our presence in Central and Eastern Canada.

Profit before income tax expense was C$149m for the second quarter of 2011, compared with C$143m for the second quarter of 2010. On year-to-date basis, profit before income tax expense was C$286m, compared with C$296m in 2010. The current quarter's results include a recovery of fees from an HSBC Group affiliate with respect to prior years of C$17m, partially offset by a C$1m write-off of internally-developed software costs, while the second quarter 2010 results included a C$7m recovery of previously recorded losses on non-bank ABCP. When excluding the impact of these items, the decrease in quarterly profit is mainly due to a charge for a decline in the fair value of certain investment properties of C$17m in the second quarter of 2011 and lower loan volumes, partially offset by a decrease in loan impairment charges. In addition to the C$17m charge related to investment properties, the decrease in profit on a year-to-date basis was due to lower loan volumes resulting from the slow pace of the global economic recovery and continued client deleveraging, and higher operating expenses resulting from investments in our business in Central and Eastern Canada, including personnel and marketing, and certain restructuring costs, which were partially offset by lower loan impairment charges. A decrease in the loan portfolio, improved credit quality, and a reduction in non-performing loan portfolio resulted in reduced levels of individually assessed impairment charges, primarily in the energy, wholesale and retail trade sectors and a release of collectively assessed impairments due to improvements in credit quality and lower loan volumes.

Global Banking and Markets

The prior period results for Global Banking and Markets have been restated to reflect the transfer of the Global Asset Management business to Retail Banking and Wealth Management, as discussed above.

The Global Banking and Markets business continued to focus on becoming the International Bank of choice by building a client-driven franchise serving the global needs of our core clients, delivering global products to Canadian clients and Canadian products to global clients.

Profit before income tax expense was C$60m for the second quarter of 2011, compared with C$77m for the second quarter of 2010. On a year-to-date basis, profit before income tax expense was C$132m in 2011, compared with C$126m in 2010. The current quarter's results include a C$2m recovery of fees from an HSBC Group affiliate with respect to prior years, while the second quarter 2010 results included a C$7m recovery of previously recorded losses on non-bank ABCP. When excluding the impact of these items, the decrease in quarterly profit was due to lower mark-to-market accounting gains related to hedge ineffectiveness and non-qualifying hedge valuation variances, and an increase in operating expenses as a result of certain restructuring costs incurred and higher branch operating cost allocations. The increase in year-to-date profit was mainly attributable to higher net interest income from the positive impact from increases in Bank of Canada interest rates, an increase in foreign exchange trading revenue, and gains from the disposal of certain financial investments, partially offset by decreases in advisory fees and mark-to-market accounting gains.

Consumer Finance

The primary focus of the Consumer Finance business continues to be the improvement of the sales force's productivity and managing risk and credit quality.

Profit before income tax expense was C$15m for the second quarter of 2011, compared with C$25m for the second quarter of 2010. On a year-to-date basis, profit before income tax expense was C$23m in 2011, compared to C$42m in 2010. The decline in quarterly and year-to-date profit was primarily due to a decrease in net interest income as a result of lower average receivables and a C$1m write-off of internally-developed software costs, partially offset by a decrease in loan impairment charges and a C$3m reversal of an impairment loss on available-for-sale investments recorded in the second quarter of 2011. In addition, the 2010 results included C$5m in income from the sale of certain insurance annuities in the second quarter.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from financial instruments designated at fair value and revenue and expense recoveries related to information technology activities performed on behalf of the HSBC Group companies. Profit before income tax expense of C$2m was recorded in Other in the second quarter of 2011, compared to profit of C$13m in the second quarter of 2010. On a year-to-date basis, a loss before income tax expense of C$6m was recorded in 2011, compared to income of C$5m in 2010. The variances are due to the impact of changes in the fair value of financial instruments designated at fair value.

Dividends

During the second quarter of 2011, the bank declared and paid C$75m in dividends on HSBC Bank Canada common shares, compared with C$65m in the same period in 2010. The bank declared and paid C$150m in common share dividends during the half-year ended 30 June 2011 compared with C$140m in the same period in 2010.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 September 2011 to shareholders of record on 15 September 2011.

IFRS and related non-IFRS measures used in this News Release

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges and other credit risk provisions and intra-group recoveries from HSBC Group entities from both net operating income before loan impairment charges and other credit risk provisions and total operating expenses. For purposes of this adjusted ratio, intra-group revenues and expenses, which are reported on a gross basis in "other operating income" and "general and administrative expenses" in our consolidated financial statements, are reflected on a net basis, consistent with our reporting to our Parent.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. With around 7,500 offices in 87 countries and territories and assets of US$2,455bn at 31 December 2010, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's second quarter 2011 report will be sent to shareholders in August 2011.

Summary

	Quarter ended			Half-year ended
	30 June 2011	30 June 2010	31 March 2011	30 June 2011	30 June 2010

For the period (C$m)
Net operating income before loan impairment charges and other credit risk provisions	619	690	630	1,249	1,303
Profit before income tax expense	274	282	223	497	506
Profit attributable to common shareholders	191	178	142	333	311

At period-end (C$m)
Shareholders' equity	4,637	4,404	4,414
Risk-weighted assets 1	34,633	35,963	33,531
Loans and advances to customers (net of impairment allowances)	45,548	50,016	45,959
Customer accounts	45,522	44,140	44,252

Capital ratios (%)1
Tier 1 ratio	13.3	13.0	13.4
Total capital ratio	16.0	15.6	16.2

Performance ratios (%)2
Return on average common equity	21.3	21.6	16.6	19.0	18.9
Post-tax return on average total assets	0.92	0.88	0.72	0.82	0.77
Post-tax return on average risk-weighted assets	2.2	2.0	1.7	2.0	1.7

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	5.0	10.4	7.8	6.4	10.8
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.2	0.5	0.4	0.3	0.5
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	68.3	63.8	69.9	68.3	63.8

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	50.9	48.7	57.0	54.0	50.3
Adjusted cost efficiency ratio	47.9	46.0	53.7	50.8	47.0
As a percentage of total operating income:
- net interest income	63.0	59.4	60.6	61.8	61.7
- net fee income	26.2	22.9	25.9	26.0	23.3
- net trading income	5.8	8.8	5.9	5.8	7.4

Financial ratios (%)2
Ratio of customer advances to customer accounts	100.1	113.3	103.9
Average total shareholders' equity to average total assets	5.4	5.3	5.5

Total assets under administration (C$m)
Funds under management	31,261	27,890	32,057
Custodial accounts	1,039	1,508	1,128
Total assets under administration	32,300	29,398	33,185

1    Calculated using guidelines issued by OSFI in accordance with Basel II capital adequacy framework. Risk-weighted assets and ratios at 30 June 2010 have not been restated for the impact of the adoption of IFRS on 1 January 2011.

2 These are non-IFRS amounts or measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.

Consolidated Income Statement (Unaudited)

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
(except per share amounts)	2011	2010	2011	2011	2010

Interest income	595	576	607	1,202	1,146
Interest expense	(205)	(166)	(225)	(430)	(342)

Net interest income	390	410	382	772	804

Fee income	183	181	183	366	347
Fee expense	(21)	(23)	(20)	(41)	(43)

Net fee income	162	158	163	325	304

Trading income excluding net interest income	30	59	36	66	90
Net interest income on trading activities	6	2	1	7	7

Net trading income	36	61	37	73	97

Net gain/(loss) from financial instruments designated at fair value	2	13	(8)	(6)	5
Gains less losses from financial investments	4	5	16	20	8
Other operating income	25	43	40	65	85

Net operating income before loan impairment charges and other credit risk provisions	619	690	630	1,249	1,303
Loan impairment charges and other credit risk provisions	(31)	(72)	(49)	(80)	(141)
Net operating income	588	618	581	1,169	1,162

Employee compensation and benefits	(208)	(190)	(208)	(416)	(370)
General and administrative expenses	(84)	(130)	(137)	(221)	(257)
Depreciation of property, plant and equipment	(9)	(10)	(10)	(19)	(20)
Amortization of intangible assets	(14)	(6)	(4)	(18)	(9)
Total operating expenses	(315)	(336)	(359)	(674)	(656)

Operating profit	273	282	222	495	506

Share of profit in associates	1	-	1	2	-
Profit before income tax expense	274	282	223	497	506

Income tax expense	(66)	(82)	(63)	(129)	(152)

Profit for the period	208	200	160	368	354

Profit attributable to common shareholders	191	178	142	333	311
Profit attributable to preferred shareholders	15	15	15	30	30
Profit attributable to shareholders	206	193	157	363	341
Profit attributable to non-controlling interests	2	7	3	5	13

Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.38	0.36	0.28	0.67	0.62

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 June	At 30 June	At 31 December
	2011	2010	2010

ASSETS

Cash and balances at central bank	66	78	79
Items in the course of collection from other banks	187	123	84
Trading assets	5,336	4,000	3,947
Derivatives	1,510	1,343	1,363
Loans and advances to banks	4,873	3,928	5,792
Loans and advances to customers	45,548	50,016	45,218
Financial investments	17,928	14,268	16,149
Other assets	607	314	567
Prepayments and accrued income	206	184	186
Customers' liability under acceptances	4,954	4,593	4,372
Interest in associates	45	41	43
Property, plant and equipment	114	126	123
Goodwill and intangibles assets	85	99	94
Total assets	81,459	79,113	78,017

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,056	1,152	999
Customer accounts	45,522	44,140	45,460
Items in the course of transmission to other banks	232	142	101
Trading liabilities	4,254	3,457	2,764
Financial liabilities designated at fair value	1,001	915	983
Derivatives	1,304	873	1,161
Debt securities in issue	15,280	16,556	14,816
Other liabilities	1,890	1,329	1,531
Acceptances	4,954	4,593	4,372
Accruals and deferred income	517	519	583
Retirement benefit liabilities	261	270	267
Subordinated liabilities	321	333	324
Total liabilities	76,592	74,279	73,361

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	225	252	197
Retained earnings	2,241	1,981	2,058
Total shareholders' equity	4,637	4,404	4,426
Non-controlling interests	230	430	230
Total equity	4,867	4,834	4,656

Total equity and liabilities	81,459	79,113	78,017

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
	2011	2010	2011	2011	2010

Cash flows generated from/(used in):
- operating activities	2,256	(129)	(525)	1,731	(296)
- investing activities	(2,201)	164	415	(1,786)	(1,221)
- financing activities	(92)	(87)	(93)	(185)	(283)

Net increase/(decrease) in cash and cash equivalents	(37)	(52)	(203)	(240)	(1,800)
Cash and cash equivalents, beginning of period	6,477	4,223	6,680	6,680	5,971
Cash and cash equivalents, end of period	6,440	4,171	6,477	6,440	4,171

Represented by:
- Cash and balances at central bank	66	78	63	66	78
- Items in the course of collection from other banks, net	(45)	(19)	(75)	(45)	(19)
- Loans and advances to banks of one month or less	4,873	3,928	5,590	4,873	3,928
- T-Bills and certificates of deposits of three months or less	1,546	184	899	1,546	184
Cash and cash equivalents, end of period	6,440	4,171	6,477	6,440	4,171

Customer Group Segmentation (Unaudited)

We manage and report our operations according to our main customer groups.

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
	2011	2010	2011	2011	2010

Retail Banking and Wealth Management
Net interest income/(expense)	107	98	94	201	195
Net fee income	66	62	70	136	122
Net trading income	4	13	6	10	19
Other operating income	2	3	2	4	5
Net operating income before loan impairment charges and other credit risk provisions	179	176	172	351	341
Loan impairment charges and other credit risk provisions	(4)	(7)	(2)	(6)	(15)
Net operating income	175	169	170	345	326
Total operating expenses	(127)	(145)	(156)	(283)	(289)
Profit before income tax expense	48	24	14	62	37

Commercial Banking
Net interest income/(expenses)	177	190	173	350	384
Net fee income	67	63	69	136	120
Net trading income	6	14	6	12	21
Other operating income (expense)	(16)	-	1	(15)	4
Net operating income before loan impairment charges and other credit risk provisions	234	267	249	483	529
Loan impairment charges and other credit risk provisions	(6)	(38)	(17)	(23)	(69)
Net operating income	228	229	232	460	460
Total operating expenses	(80)	(86)	(96)	(176)	(164)
Operating profit	148	143	136	284	296
Share of profit in associates	1	-	1	2	-
Profit before income tax expense	149	143	137	286	296

Global Banking and Markets
Net interest income/(expense)	40	42	49	89	63
Net fee income	19	18	14	33	39
Net trading income	23	33	21	44	56
Gains less losses from financial investments	4	5	16	20	8
Other operating income	1	1	1	2	2
Net operating income before loan impairment charges and other credit risk provisions	87	99	101	188	168
Loan impairment recovery and other credit risk provisions	-	1	-	-	3
Net operating income	87	100	101	188	171
Total operating expenses	(27)	(23)	(29)	(56)	(45)
Profit before income tax expense	60	77	72	132	126

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
	2011	2010	2011	2011	2010

Consumer Finance
Net interest income/(expense)	69	81	70	139	164
Net fee income	10	15	10	20	23
Gains less losses from financial investments	-	-	-	-	(1)
Other operating income	1	-	1	2	1
Net operating income before loan impairment charges and other credit risk provisions	80	96	81	161	187
Loan impairment charges and other credit risk provisions	(21)	(28)	(30)	(51)	(60)
Net operating income	59	68	51	110	127
Total operating expenses	(44)	(43)	(43)	(87)	(85)
Profit before income tax expense	15	25	8	23	42

Other
Net interest income/(expense)	(3)	(1)	(4)	(7)	(2)
Net trading income	3	1	4	7	1
Net gain/(loss) from financial instruments designated at fair value	2	13	(8)	(6)	5
Gains less losses from financial investments	-	-	-	-	1
Other operating income	37	39	35	72	73
Net operating income	39	52	27	66	78
Total operating expenses	(37)	(39)	(35)	(72)	(73)
Profit/(loss) before income tax expense	2	13	(8)	(6)	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 29 July 2011